UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

and the Shell Group of Companies (collectively "Shell")

FSA and SEC today announced final settlements with Shell

The United Kingdom Financial Services Authority (“FSA”) and the United States Securities and Exchange Commission (“SEC”) today announced the final settlements that they have reached respectively with Shell. These settlements resolve the FSA’s and SEC’s investigations into the reserves recategorisation issues for the Shell companies. Consistent with the terms of the previously-announced agreements in principle, Shell settled without admitting or denying the findings and conclusions in the FSA’s Final Notice and the SEC’s Cease and Desist Order issued today. Shell also agreed to pay penalties of £17 million and $120 million in the FSA and SEC settlements, respectively, and committed in the SEC settlement to spend an additional $5 million for the development and implementation of a comprehensive internal compliance programme.

As reflected in the FSA Final Notice and the SEC Order issued today, Shell cooperated with the FSA and SEC in their investigations and has undertaken significant remedial actions in connection with its reserves recategorisation. Shell will continue to cooperate fully with the FSA, the SEC and other authorities.

Jeroen van der Veer, Chairman of Shell’s Committee of Managing Directors, commented in relation to the FSA and SEC announcements: “Shell has worked hard over the past months to improve its systems and controls and implement other remedial measures to prevent any recurrence of these unfortunate events. Shell has taken these matters seriously and has cooperated fully with the regulatory authorities. The conclusion of the FSA’s and SEC’s investigations into Shell represents another significant step for Shell in putting the reserves issues behind us and continuing our efforts to regain and maintain the confidence and trust of our investors, partners, customers and employees.”

Details of the FSA and SEC agreements can be found on the websites of those organisations, www.fsa.gov.uk/pubs/final and www.sec.gov, respectively.

Contacts

Investor Relations:

UK/USA	David Lawrence	+44 20 7934 3855
UK/USA	Ingrid Turley	+44 20 7394 2224
Europe	Bart van der Steenstraten	+31 70 377 3996

Media Relations:

UK/Europe	Mary Jo Jacobi	+44 20 7934 5522
UK	Andy Corrigan	+44 20 7934 5963
UK	Bianca Ruakere	+44 20 7934 4323
Europe	Henk Bonder	+31 70 377 8750

Disclaimer statement

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

The Hague, August 24, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 24 August 2004